12013534

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
~~8-01-09678~~ 8-13791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Analysts, Incorporated**

OFFICIAL USE ONLY
Firm I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

303 Broadway, Suite 1500
(No. and Street)

Cincinnati (City) **OH** (State) **45202** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Matthew E. Lynch, President & Chief Executive Officer — 513-361-8700 (Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC1410 (06-02)

OATH OR AFFIRMATION

I, Matthew E. Lynch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Capital Analysts, Incorporated**, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Executive Officer

Title

Notary Public

KENNETH J. RYAN
Notary Public, State of Ohio
My Commission Expires June 28, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

STATEMENT OF FINANCIAL CONDITION

Capital Analysts Incorporated
December 31, 2011
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Capital Analysts Incorporated

Financial Statements and Supplementary Information

Year Ended December 31, 2011

Contents

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Capital Analysts Incorporated

We have audited the accompanying statement of financial condition of Capital Analysts Incorporated (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Capital Analysts Incorporated at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

February 28, 2012

Ernst & Young LLP

1202-1334084

Capital Analysts Incorporated

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 966,320
Commissions and concessions receivable	4,365
Receivable from affiliates	460,213
Due from clearing firm	248,458
CAAMS and Wealth Manager Access fees receivable	566,731
Investments in securities, at fair value	2,555,750
Deferred income tax asset from affliate	1,657,057
Premises and equipment (net of accumulated depreciation of $2,233,423)	915,133
Deposits with brokers	110,000
Prepaid expenses and other assets	698,435
Investments held under deferred compensation plan, at fair value	2,574,404
Total assets	$ 10,756,866
Liabilities and stockholder's equity	
Liabilities:	
Commissions and concessions payable	$ 440,791
Payable to affiliates	511,676
Accrued expenses and other liabilities	1,340,257
Deferred compensation plan liability	2,574,404
Total liabilities	4,867,128
Stockholder's equity:	
Common stock, $50 par value, 1,000 shares authorized; 500 shares issued and outstanding	25,000
Additional paid-in capital	14,185,611
Accumulated deficit	(8,320,873)
Total stockholder's equity	5,889,738
Total liabilities and stockholder's equity	$ 10,756,866

See accompanying notes.

1. Organization and Nature of Business

Capital Analysts Incorporated ("the Company") is a wholly-owned subsidiary of Columbus Life Insurance Company ("the Parent"), which is wholly-owned by The Western and Southern Life Insurance Company ("WSLIC"). The Company is a licensed broker-dealer in all states and a registered investment advisor in 49 states, with a national network of independent registered representatives that introduce customer transactions placed through the Company.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds, which are valued at net asset value.

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. ASC 740, *Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under ASC 740. The benefit from any losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The Company has reviewed its tax positions taken on federal income tax returns for each of the three open tax years and as of December 31, 2011, and has determined that no provision for uncertain tax positions is required in the financial statements.

The gross amount of deferred income tax assets recorded at December 31, 2011 is $1,927,025. The gross amount of deferred income tax liabilities recorded at December 31, 2011 is $269,967. The net deferred income tax assets are primarily attributable to timing differences between the recognition of expense on a GAAP and tax basis for contributions made to the deferred compensation plan discussed in Note 6 and net operating loss carryforward. There was no significant difference between the Company's effective tax rate and the statutory corporate tax rate of 35%. The amount of taxes currently due from WSLIC as of December 31, 2011 was $292,574 and is included in receivable from affiliates.

2. Significant Accounting Policies (continued)

Investments

The Company held an investment in a corporate bond with a fair value of $2,555,750 at December 31, 2011. The bond earns interest at 2.9% annually and matures on January 14, 2013. The bond was contributed to the Company from the Parent in September 2010. The Company sold portions of the bond during 2011.

Investments held under the Company's deferred compensation plan, are stated at fair value.

Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Unobservable inputs are developed based on the best information available under the circumstances and may include the Company's own data.

2. Significant Accounting Policies (continued)

The following discussion describes the valuation methodologies utilized by the Company for assets measured at fair value. Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including discount rates, estimates of timing, amount of expected future cash flows and the credit standing of the issuer.

Corporate Bond

The fair value of the corporate bond has been determined through the use of third-party pricing services utilizing market observable inputs. The Company does not adjust prices received from third parties; however, the Company does analyze the third-party pricing services' valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy.

Deferred Compensation Plan (Mutual Funds)

The fair value of actively traded mutual funds held in a rabbi trust for plan participants has been determined utilizing the net asset value of the funds.

The following table presents the financial instruments carried at fair value as of December 31, 2011 by caption on the statement of financial condition by ASC 820 valuation hierarchy defined above:

	Level 1	Level 2	Level 3	Total
Corporate bond	$ –	$ 2,555,750	$ –	$ 2,555,750
Deferred compensation plan (mutual funds)	2,574,404	–	–	2,574,404
Total financial instruments	$ 2,574,404	$ 2,555,750	$ –	$ 5,130,154

There were no significant transfers in and out of Levels 1, 2, or 3 during the year ended December 31, 2011.

2. Significant Accounting Policies (continued)

Capitalization of Assets

Furniture and fixtures, computer hardware, and computer software are stated at cost, less accumulated depreciation computed on a half year convention. Leasehold improvements are stated at cost, less accumulated depreciation computed on a straight line basis. Furniture and fixtures are depreciated over seven to ten years. Computer hardware is depreciated over three years. Computer software is depreciated over five years.

Computer software includes capitalized internally developed software costs that are expenditures related to the development of a new imaging and workflow system for the Company. As working components of the system are moved into production, they are depreciated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Future Adoption of New Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and the International Financial Reporting Standards (IFRS)." ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to categorize within Level 3 of the fair value hierarchy: quantitative information about the unobservable inputs used in the fair value measurement, the valuation processes used by the reporting entity and a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for fiscal years beginning after December 15, 2011 and for interim periods within those fiscal years. Management is currently evaluating the implications of ASU 2011-04 and its impact on the financial statements.

3. Deposits with Clearing Broker

At December 31, 2011, the Company had deposited funds of $110,000 with unrelated broker-dealers.

4. Related-Party Transactions

WSLIC charges the Company a fee for services rendered, including the cost of employees, certain facilities, printing, and data processing. The Company transacts business with the following affiliates: Columbus Life Insurance Company, Integrity Insurance Company, Eagle Realty Group, and Touchstone Funds.

5. Benefit Plans

The eligible full-time employees of the Company are covered under the Western & Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their periodic compensation up to the maximum annual contribution allowed by current law. Employee contributions become eligible for Company match beginning the first month following the first 12-month period during which the employee worked a minimum of 1,000 hours. The Company matched one half of eligible contributions up to a maximum match of 3% in 2011. The Company will continue to match half of eligible contributions up to a maximum match of 3% during 2012. In years where WSLIC exceeds its business expectations, the Company's matching contribution could increase to as much as half of eligible contributions up to 6%. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to January 1, 2010, eligible employees of the Company were covered under the Western & Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan to provide additional income after retirement. Eligible participants include employees of the Company who were over 21 years of age and had more than 1,000 hours of service during a 12 month period. Under the Retirement Plan, each participant was provided with an allocation of the Company's contribution that is determined by an annual resolution of the Board of Directors. The Retirement Plan was subject to provisions of ERISA. As of January 1, 2010, the Retirement Plan was frozen and no new participants will be added. The vested portion of the Retirement Plan accounts will be available to employees in a lump sum when they leave WSLIC or retire.

5. Benefit Plans (continued)

Effective January 1, 2010, eligible employees of the Company are covered under the Western & Southern Pension Plan (the Pension Plan), which is a defined benefit plan that provides a lifetime annuity upon retirement that is based on a percentage of the final average pay and years of service under the Pension Plan.

Certain employees of the Company are covered under the Western & Southern Affiliated Companies Supplemental Executive Retirement Plan (SERP), which is established for the purpose of providing deferred compensation to selected employees considered highly compensated under ERISA. The SERP is intended to qualify as an unfunded plan and to comply with section 409A of the Internal Revenue Code.

6. Deferred Compensation Plan

The Company sponsors a deferred compensation plan for certain producers. The Company purchases mutual funds as directed by the plan participants to fund its related obligations. Such securities are held in a rabbi trust for the participants and are recorded in the Company's statement of financial condition at fair value. A liability equal to the plan contributions to date plus accumulated investment gains or losses is also recorded in the Company's statement of financial condition.

7. Premises and Equipment

The following summarizes the Company's premises and equipment at December 31, 2011.

	Cost	Accumulated Depreciation	Net Carrying Value
Furniture and fixtures	$ 602,663	$ (355,824)	$ 246,839
Computer hardware	208,169	(208,169)	–
Computer software	2,223,633	(1,621,892)	601,741
Leasehold improvements	114,091	(47,538)	66,553
Total	$ 3,148,556	$ (2,233,423)	$ 915,133

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $250,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2011, the Company's net capital, as defined, was $1,413,032 which was $1,163,032 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.62 to 1.

The Company carries no customer accounts and promptly transmits all customer funds and securities to its clearing broker.

9. Contingencies

During 2010 and 2011, arbitration proceedings were filed against the Company involving allegations of misconduct involving various former and current registered representatives. The Company has established accruals equal to the amounts necessary to satisfy any associated insurance policy deductibles for the estimated losses related to these matters. The Company believes that final resolution of these ongoing matters will fall within its insurance policy total coverage limits. Management of the Company believes that the resolution of these matters will not result in any material adverse impact on the financial position and operations of the Company.

The Company has been named as a defendant in a bankruptcy adversary filing in which the bankruptcy trustee is seeking action to recoup commissions earned by the Company as alleged preferential transfers of properties made in anticipation of bankruptcy. The Company is currently unable to reasonably estimate the outcome of this matter, but does not believe that a loss resulting from this matter will be significant to the financial statements.

During 2011, the United States Department of Labor ("the DOL"), the party responsible for oversight of service providers to retirement plans subject to the ERISA, informed the Company that during the 2009 examination, the DOL found that certain aspects of the Company's investment advisory services provided for ERISA retirement plans may not have been in compliance with certain regulatory requirements. The Company is working with the DOL toward resolution of this matter. The Company has established an accrual for the estimated loss related to this matter. Management of the Company believes that the resolution of this matter will not result in any material adverse impact on the financial position and operations of the Company.

9. Contingencies (continued)

The Company is involved in various legal and regulatory matters arising in the normal course of business. Management of the Company believes that the resolution of these matters will not result in any material adverse impact on the financial position and operations of the Company.

10. Subsequent Events

On February 3, 2012, the Company entered into an Asset Purchase Agreement (the Agreement) with Lincoln Investment Planning, Inc. (Lincoln), a Pennsylvania corporation. Under the terms of the Agreement, the Company will sell to Lincoln substantially all of its assets and Lincoln will assume specifically identified liabilities of the Company as part of a transaction to sell the Company's broker-dealer business to Lincoln. The Company expects the transaction to provide for further development of distribution opportunities for the Parent and WSLIC through Lincoln's newly expanded advisor group. The transaction is expected to be completed in the second quarter of 2012 and is subject to regulatory approval. The consideration and terms of the Agreement are also expected to be finalized in the second quarter of 2012.

In January 2012, the Company sold $500,000 par of its corporate bond and received proceeds of $508,250.

Management has evaluated the impact of all subsequent events on the Company through the date the financial statements were issued and available and has determined that there were no additional subsequent events requiring recognition or disclosure in the financial statements, other than those described above.

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